August 10, 2006

By U. S. Mail and EDGAR filing

Matthew Komar
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 4561
Washington D. C. 20549

Re: Navistar Financial Corporation
Item 4.01 Form 8-K/A
Filed May 1, 2006
File No. 001-04146

Dear Mr. Komar:

I write on behalf of Navistar Financial Corporation (“NFC” or the "Company") in response to your letter dated July 28, 2006, regarding the above-referenced Company filing. Please find reproduced below the Staff’s comment, as set forth in your July 28th letter, followed by the Company’s response.

1. We note your response to our comment letter dated May 2, 2006. Deloitte & Touche LLP's ("Deloitte") agreement with the statements in paragraph four of your Form 8-K filed on April 12, 2006 is limited to disagreements as defined by Item 304(a)(l)(iv) of Regulation S-K. Section (a)(l) (v) of Item 304 requires additional disclosure of reportable events that lead to a disagreement or difference of opinion to be reported as a disagreement under Item 304(a)(l)(iv). Your response to our comment letter and Deloitte's letter filed as Exhibit 16 identify events that appear to be disagreements or differences of opinion. Please amend your Form 8-K to disclose these disagreements as required by Item 304 (a)(l)(v). Please also file as Exhibit 16 an updated letter from Deloitte.

The Company does not believe that an amendment to its Form 8-K is necessary. As noted in the Company's response letter dated May 24, 2006, and in Deloitte's letter dated April 25, 2006 (the “Deloitte Letter”), Deloitte responded to the Company's Form 8-K filed on April 12, 2006, and stated, regarding paragraphs 1-4 of the Company's Form 8-K, "We agree with the statements made in these paragraphs."

Thus, the Company and Deloitte are in agreement that during the Company's two most recent fiscal years and thereafter, there was no disagreement between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its audit report.

The Deloitte Letter also contains assertions regarding additional items related to Section (a)(1)(v) of Item 304. Each item is set forth below followed by the Company’s response.
•	The Need to Expand the Audit Significantly
       (Deloitte Letter at ¶ 4)

Deloitte states:

We had advised the Company of the need to expand significantly the scope of our audit related to (1) certain sale-leaseback transactions and the related sale of trucks by the Company's ultimate parent, Navistar International Corporation (NIC), (2) an unsupported asset balance, (3) accounting for retained interests in securitized wholesale note receivables, and (4) the effect on the Company's financial statements of the timing of revenue recognition by NIC. At the time of our dismissal, these matters had not been resolved to our satisfaction.

While the Company agrees that the four accounting items listed in the Deloitte Letter were under discussion as a part of Deloitte's 2005 audit, there was no "disagreement" regarding these four matters in the manner described in Section (a)(1)(iv). The Company does not believe that Deloitte informed Company management or the Company's Audit Committee that the scope of the audit would need to expand significantly to address these four issues, nor did Deloitte ever make changes to its audit fees or budget as would be consistent with a significantly expanded audit. These four issues were not resolved prior to Deloitte's termination because Deloitte had not concluded its work at that time, but there was never a disagreement or standoff between Deloitte and the Company over theses issues.

Any potential disagreement here is not over any of the four accounting issues Deloitte identifies. Instead, as noted in the Company's response letter, the Company believes that it was never informed by Deloitte of the need to expand its audit significantly. This matter thus represents an issue arising after Deloitte's dismissal, based on assertions made in Deloitte's letter.

•	Material Weakness Disclosures
(Deloitte Letter at ¶ 6)

Deloitte states:

We disagree with the statement made in the second sentence of this [sixth] paragraph because it is incomplete. In additional to the material weaknesses in disclosure controls and procedures described by the Company in its July 31, 2005 Form 10-Q, in connection with our fiscal 2004 audit, we issued a letter to the Audit Committee, dated February 14, 2005, which detailed three reportable conditions that in our judgment, were material weakness. These material weaknesses were (1) the misapplication of accounting principles generally accepted in the United States of America resulting in a restatement of the financial statements, (2) the lack of availability of sufficient securitization specialized accounting personnel, and (3) timely resolution of reconciling items in collection (suspense) account reconciliations. In addition, we communicated to management and the Audit Committee of the Company that these material weaknesses continued to exist based on our review procedures for each interim period for the three months ending January 31, 2005, April 30, 2005 and July 31, 2005.

The Company agrees that in its 2004 audit of the Company, Deloitte identified the three above material weaknesses in the Company's internal controls.The Company disclosed these three material weaknesses in its 2004 Form 10-K. In that same 2004 10-K (and in its subsequent 10-Q for the interim period ending January 31, 2005) the Company reported that material weaknesses (1) and (3) above had been corrected as of January 31, 2005. The Company continued to report material weakness (2) above for each interim period for the three months ending January 31, 2005, April 30, 2005, and July 31, 2005. The Company again disclosed the three material weaknesses identified by Deloitte in its 2004 audit in the Company's Form 8-K/A filed on May 1, 2006.

The Company does not believe that Deloitte communicated to the Company's management or the Company's Audit Committee that material weaknesses existed for the three months ending April 30, 2005, or July 31, 2005, with respect to misapplication of generally accepted accounting principles in the United States resulting in a restatement of the financial statements or the timely resolution of reconciling items in collection (suspense) accounts. Because these two items were corrected as of January 31, 2005, no such reportable material weaknesses existed for the three months ending April 30, 2005, or July 31, 2005.

This matter also represents an issue arising after Deloitte's dismissal, based on assertions made in Deloitte's letter.

Based on the foregoing, the Company does not believe that an amendment to its Form 8-K is warranted. However, the Company will respond promptly to any additional thoughts or concerns of the Staff. I can be reached at 630-753-4094. My fax number is 630-753-4090.

Sincerely,

John V. Mulvaney, Sr.
Principal Accounting Officer
Navistar Financial Corporation